SULTAN MINERALS INC.
1400 – 570 Granville Street
Vancouver, BC Canada V6C 3P1
Tel: (604) [redacted]
Toll free: [redacted]
Email: Inv[redacted]

SUL-TSX VENTURE

06010650

February 1, 2006

RECEIVED FEB 02 2006

SUPPL

VIA FEDERAL EXPRESS

United States Securities and Exchange Commission
Office of International Corporate Finance
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. U.S.A. 20549

Dear Sirs/Mesdames:

Re: **Sultan Minerals Inc.** (the "Company")
Rule 12(g)3-2(b) Exemptions – File #82-4741

Under the United States Securities Exchange Act of 1934

Please find enclosed for 12(g) Exemption status the documents required to be filed with the British Columbia Securities Commission and the TSX Venture Exchange. Please note that the Company is a foreign issuer and its securities are neither traded in the United States nor quoted on NASDAQ.

We trust that the information included in this package is complete. However, should you have any questions regarding the foregoing, please do not hesitate to contact the writer.

Sincerely,

Sincerely,

PROCESSED FEB 08 2006

Rodrigo A. Romo
Paralegal
for **SULTAN MINERALS INC.**

Enclosures

United States Sec Filing
February 1, 2006

Sultan Minerals Inc.
12(g)3-2(b) Exemption Application
Schedule "A"

PART I – Documents *Required to be Made Public* pursuant to the laws of the Province of British Columbia and the TSX Venture Exchange in connection with:

News Release

1. Sultan Minerals Obtains 1.19% Copper & 593.0 G/T Silver On Its Kena Gold Property – Dated January 9, 2006.
2. Table On Sultan Minerals' January 9, 2006 Kena Gold Property News Release Corrected & Additional Information – Dated January 9, 2006.
3. Sultan Minerals Announces Brokered Private Placement Financing – Dated January 17, 2006
4. eResearch Report Featuring Sultan Minerals Inc. – Dated January 23, 2006
5. Sultan Minerals Intersects Molybdenum In 3,000-Foot Step-Out, Jersey-Emerald Property, BC – Dated January 25, 2006

Correspondence with Securities Commission(s)

6. Notice Form 45-102F1 – dated January 19, 2006.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 9, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS OBTAINS 1.19% COPPER & 593.0 g/t SILVER ON ITS KENA GOLD PROPERTY

Sultan Minerals Inc. (SUL-TSX-V) is pleased to announce that it has received encouraging assays from the recent excavator-trenching program on its Kena Gold Property, located near the community of Ymir in southeastern British Columbia. During the recent program three trenches were excavated to investigate a zone of copper-silver mineralization discovered during reclamation blast-trenching conducted on the property (please see News Release of September 14, 2005). The three excavator trenches tested a 170-metre long section of the foot wall rocks adjacent to the historic Silver King Mine.

The highlight of the recent program was Trench 1 which was excavated 170 metres along strike to the east of the discovery blast-trench. **This trench cut a 16.0-metre wide zone of disseminated mineralization that assayed 0.69% copper and 188.6 grams per tonne (5.50 oz/ton) silver. The trench ended in mineralization and included a 3.0-metre wide section that assayed 1.19% copper and 593.0 grams per tonne (17.30 oz/ton) silver.**

Trench 2 was put in 120 metres west of Trench 1 and 50 metres east of the discovery blast-trench. Trench 2 intersected a 15 metre wide zone of mineralization that assayed 0.19% copper and 75.0 grams per tonne (2.19 oz/ton) silver including a 5.0-metre wide zone that assayed 0.54% copper and 100.0 grams per tonne (2.92 oz/ton) silver.

Trench 3 tested the blast-trench discovery area and found the mineralized zone to be 2.0 metres wide at this location. The best mineralization occurred in trench 3 occurred over the original 1.0-metre wide exposure which assayed 1.00% copper and 61.0 grams per tonne (1.78 oz/ton) silver.

Assays for trenches 1 through 3 are tabled below:

Trench Sample Results

Trench	From (m)	To (m)	Width (m)	Cu (%)	Ag (g/t)
TRENCH-1	**26.00**	**16.00**	**16.00**	**0.69**	**188.63**
Including	**21.00**	**5.00**	**5.00**	**1.00**	**461.00**
Including	**19.00**	**3.00**	**3.00**	**1.19**	**593.00**
TRENCH-2	**15.00**	**15.00**	**15.00**	**0.19**	**75.00**
Including	**5.00**	**5.00**	**5.00**	**0.54**	**100.00**
TRENCH-3	**2.00**	**2.00**	**2.00**	**0.82**	**39.00**
Including	**1.00**	**1.00**	**1.00**	**1.71**	**61.00**

The Silver King Mine was discovered in 1886 and operated from 1896 until 1910 producing very rich silver-copper ore that gained fame in Canada, the U.S.A. and Britain. Government records show that intermittent exploration continued into the 1960s and 1970s. This exploration focused on looking for additional veins in the hanging wall rocks. Although the existence of disseminated mineralization in the footwall rocks was known, the mineralization was neither sampled nor assayed.

The Silver King Mine is located on the Kena Gold Property approximately 1,500 metres southwest of Sultan's Gold Mountain and Kena Gold Zones. In compliance with the requirements of National Instrument 43-101 – Standard Disclosure for Mineral Projects, Sultan filed a technical report entitled "Preliminary Resource Calculations for Gold Mountain and Kena Gold Zones, Kena Property, BC", dated June 3, 2004. **The Technical Report showed a combined resource of 24,000,000 tonnes containing 381,000 ounces of gold in the measured and indicated category with an additional 389,000 ounces in the inferred category.** The resource has an average grade of 1.0 g/t using a cut off grade of 0.5 g/t gold and may be expanded with additional diamond drilling.

Sultan is extremely pleased with the results of this recent trenching program. The results suggest that an extensive zone of disseminated copper and silver mineralization may exist in the footwall rocks adjacent to the historic Silver King Mine. Historic mine records make reference to several exposures of similar footwall mineralization located up to 360 metres along strike to the east of the new discovery. At the time of mining only the high-grade veins were considered to be important and the disseminated mineralization was neither sampled nor assayed. Sultan's consulting geologists recommend that additional trenching and diamond drill testing be carried out to determine the dimensions and grade of the deposit which remains open in all directions.

The trenching program was supervised by Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC. Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

Sultan's other mineral exploration properties – current status:

Jersey Emerald molybdenum and tungsten prospect in southeast British Columbia – Assays are pending for nine additional underground and surface drill holes completed in December.

Stephens Lake nickel property in northern Manitoba – BHP Billiton earning in, winter drilling to continue in February 2006.

Coripampa 1 and 2 gold and silver prospects in southern Peru – Surface sampling complete, seeking Joint Venture Partner.

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 9, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

TABLE ON SULTAN MINERALS' JANUARY 9, 2006 KENA GOLD PROPERTY NEWS RELEASE CORRECTED & ADDITIONAL INFORMATION

Sultan Minerals Inc. (SUL-TSX-V) ("Sultan") announces that information tabled in its January 9, 2006 news release, summarizing the results of its recent excavator-trenching program on its Kena Gold Property, located near the community of Ymir in southeastern British Columbia was inaccurate. The typographical error was caused by a computer conversion problem when the trench information was tabled. For clarification the technical portion of the news release with the corrected information shown in bold is given below:

The highlight of the recent program was Trench 1. Trench 1 was a 26 metre long, north south trench, which was excavated 170 metres along strike to the east of the discovery blast-trench. This trench cut a 16.0 metre wide zone of disseminated mineralization that assayed 0.69% copper and 188.6 grams per tonne (5.50 oz/ton) silver. The trench ended in mineralization and included a 3.0 metre wide section that assayed 1.19% copper and 593.0 grams per tonne (17.30 oz/ton) silver.

Trench 2 was a north-south trench excavated 120 metres west of Trench 1 and 50 metres east of the discovery blast-trench. Trench 2 intersected a 15 metre wide zone of mineralization that assayed 0.19% copper **and 4.0 grams per tonne silver** including a 5.0 metre wide zone that assayed 0.54% copper and **10.0 grams per tonne silver**.

Trench 3 tested the blast-trench discovery area and found the mineralized zone to be 2.0 metres wide at this location. The best mineralization occurred over the original 1.0 metre wide exposure, which assayed 1.00% copper and 61.0 grams per tonne (1.78 oz/ton) silver.

Assays for trenches 1 through 3 are tabled below:

Trench Sample Results

Trench	From (m)	To (m)	Width (m)	Cu (%)	Ag (g/t)
TRENCH-1	**10.00**	**26.00**	16.00	0.69	188.63
Including	**16.00**	**21.00**	5.00	1.00	461.00
Including	**16.00**	**19.00**	3.00	1.19	593.00
TRENCH-2	**0.00**	**15.00**	15.00	0.19	**4.00**
Including	**0.00**	**5.00**	5.00	0.54	**10.00**
TRENCH-3	**0.00**	**2.00**	2.00	0.82	39.00
Including	**0.00**	**1.00**	1.00	1.71	61.00

In addition, Sultan is pleased to announce that its consultant, Peter E. Walcott & Associates Ltd., have reviewed historical mapping of the Silver King Mine area. They report that the copper and silver assays discovered by the recent trenching program occur within an extensive 100 metre wide alteration zone which has been traced for 500 meters long and remains open to the north and south. Peter E. Walcott & Associates Ltd. are presently reviewing results of a reconnaissance induced polarization survey to determine if the mineralized alteration zone can be defined with geophysical techniques.

Sultan plans to continue exploring the alteration zone with step out trenching as soon as weather conditions permit.

The trenching program is under the supervision of Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC. Mr. Grunenberg is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Toll Free: 1-888-267-1400 Email: info@sultanminerals.com

SULTAN MINERALS INC.
Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 17, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS ANNOUNCES BROKERED PRIVATE PLACEMENT FINANCING

Sultan Minerals Inc. (SUL-TSX Venture) ("Sultan") is pleased to announce that it has engaged Northern Securities Inc. ("Northern"), to act as agent on a commercially reasonable efforts basis to carry out a brokered private placement of up to 4,200,000 units (the "Units") at a price of $0.12 per Unit, for gross proceeds of up to $504,000. Each Unit is comprised of one common share in the capital of Sultan and one-half of one non-transferable share purchase warrant. Each whole share purchase warrant will entitle the holder to purchase one additional common share of Sultan for a period of 24 months from issue, at an exercise price of $0.17 per share.

Upon closing Northern will receive a cash commission equal to 10% of the gross proceeds received by Sultan from the sale of Units by Northern and non-transferable agent's unit warrants equal to 10% of the total number of Units sold by Northern. Each agent's unit warrant will be exercisable at a price of $0.12 for a period of 24 months from the date of issue to receive one common share in the capital of Sultan and one-half one non-transferable share purchase warrant (the "Agent's Warrant"). Each whole Agent's Warrant will be exercisable at $0.17 for a period of 24 months from the date of issue of the agent's unit warrant to receive one additional common share in the capital of Sultan.

All Units, shares, warrants, agent's unit warrants and any shares and/or warrants issuable upon the exercise thereof will be subject to a hold period and may not be traded for four months from the date of closing of the private placement.

Proceeds from the private placement will be used for general working capital.

For further information on Sultan's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations
Tel: (604) 687-4622 Fax: (604) 687-4212
Email: info@sultanminerals.com

SULTAN MINERALS INC. SUL (TSX Venture)

January 23, 2006

www.sultanminerals.com /www.langmining.com
TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

eResearch Report Featuring Sultan Minerals Inc.

Sultan Minerals Inc. is pleased to announce the **publication of an in-depth analytic report** on the company and its properties carried out by **eResearch.**

Please click on the link below to review the report and the excellent progress the company has been making in regard to its varied exploration properties.

eResearch Report Featuring Sultan Minerals - January 2006

(To view the eResearch Report, please go to www.sultanminerals.com.)

Sultan Minerals Inc. is a gold, silver and base metals exploration company with a portfolio of international mineral properties. Sultan Minerals' 2006 exploration program will focus on an important new discovery made on its Jersey Emerald molybdenum and tungsten prospect, located in southeastern British Columbia.

For additional information on the Company or its properties, please contact any of the following people by phoning 604-687-4622 or 1-888-267-1400:

Arthur G. Troup, P. Eng., Geological – President & CEO
Malcolm Powell – Corporate Development
Robin Merrifield – Corporate Communications

or by sending an email to:
info@sultanminerals.com.

SULTAN MINERALS INC.

Suite 1400 – 570 Granville Street
Vancouver, B.C. V6C 3P1
www.sultanminerals.com

January 25, 2006

TSX Venture Exchange Symbol: **SUL**
SEC 12g3-2(b): 82-4741

SULTAN MINERALS INTERSECTS MOLYBDENUM IN 3,000-FOOT STEP-OUT, JERSEY-EMERALD PROPERTY, BC

Sultan Minerals Inc. (SUL-TSX-V) is pleased to announce that step-out diamond drilling has demonstrated that stockwork molybdenum mineralization is widespread and may have open pit potential on its Jersey-Emerald Molybdenum Property in the Salmo area of British Columbia.

Surface diamond drill hole DS05-01 was collared 3,300 feet (1,000 metres) northeast of the underground discovery hole-2 (JM05-02). The surface hole intersected molybdenum stockwork mineralization at a hole-depth of 350 feet and the mineralization persisted to the end of the hole at a depth of 1,032 feet. The entire 682-foot section averaged 0.03% MoS_2, including a 105 foot section from 350 feet to 455 feet that assayed 0.10% MoS_2. Within this interval the highest grade section carried 1.14% MoS_2 over a core length of 4.0 feet.

Hole DS05-01 was drilled to the south at a dip of -15°. The hole passed beneath the Dodger 4400 tungsten deposit and intersected the molybdenum mineralization at a vertical depth of 200 feet (66 metres). The shallow depth of this intersection suggests that the mineralization may be accessible from surface by open pit mining methods. Additional surface drilling is now required to investigate the open pit potential of this mineralization.

Assays for the hole are tabled below:

Drill Hole#	Grid North	Grid East	Azmth/Dip	Length	From	To	Width	Mo %	MoS_2 %
				(Feet)					
DS05-01	10,150	9,425	195 /-15	1032.00	350.00	1032.00	**682.00**	0.019	**0.03**
Including					350.00	455.00	**105.00**	0.060	**0.10**
Including					350.00	355.00	**5.00**	0.115	**0.19**
Including					375.00	379.00	**4.00**	0.680	**1.14**
Including					402.00	406.00	**4.00**	0.373	**0.62**
Including					451.00	455.00	**4.00**	0.270	**0.45**
and					686.00	690.00	**4.00**	0.131	**0.22**

Note 1: All dimensions and core lengths are recorded in feet in order that results are compatible with the historic mine grid and the existing 4,600 drill hole database.

Note 2: MoS_2 grades are calculated from the Mo assays shown in column 9.

A second reconnaissance step out hole was drilled to the west of the Feeney tungsten mine approximately 3,300 feet (1,000 metres) southwest of hole DS05-01. The hole was stopped at a depth of 400 feet without intersecting mineralization. Weak alteration seen near the bottom of the hole suggests the hole may have been close to the west margin of the molybdenum stockwork which historic mine records report is exposed in the Feeney Mine workings and the Invincible decline . Additional drilling is planned for the Feeney and Invincible areas.

Sultan is extremely pleased with the results of this first phase of surface diamond drilling on the Jersey-Emerald Property. The molybdenum mineralization has now been shown to extend 3,200 feet north-south, 400 feet east-west and remains open in all directions. The results have advanced understanding of the deposit and have opened up the possibility that the north end of the deposit may be accessible to low-cost open pit mining. Additional drilling is needed to fully delineate the molybdenum mineralization intersected in surface hole DS05-01 and to investigate its relationship to the underground mineralization seen in the East Dodger area, 3,300 feet to the south.

Assays are pending for 8 additional underground drill holes (holes JM05-13 through 20) completed in the East Dodger area. These results are expected within the next two weeks and will be released as they are received.

Mr. Ed Lawrence, P.Eng., former Manager of the Jersey and Emerald Mines, is managing the exploration drill program. Perry Grunenberg, P.Geo., of P&L Geological Services of Lac Le Jeune, BC, is the Company's project supervisor and "Qualified Person" for the purpose of National Instrument 43-101, "Standards of Disclosure for Mineral Projects".

For further information on the Company's projects, visit www.sultanminerals.com.

Arthur G. Troup, P.Eng., Geological
President and CEO

For further information please contact:
Investor Relations Tel: (604) 687-4622 Fax: (604) 687-4212
T. J. Malcolm Powell – Email: IR@langmining.com or Email: info@sultanminerals.com

Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of MI 45-102 *Resale of Securities*

Reporting issuer

1. Name of reporting issuer: Sultan Minerals Inc.

Selling security holder

2. Your name: Frank A. Lang

3. The offices or positions you hold in the reporting issuer: Chairman of the Board

4. Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5. Number and class of securities of the reporting issuer you beneficially own: 5,738,383 common shares

Distribution

6. Number and class of securities you propose to sell: up to 2,000,000 common shares

7. Will you sell the securities privately or on an exchange or market? Both. If on an exchange or market, provide the name. TSX Venture Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1) I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2) the information given in this form is true and complete.

Date: January 19, 2006

Frank A. Lang
Your name (Selling security holder)

"Frank A. Lang"
Your signature (or if a company, the signature of your authorized signatory)

____
Name of your authorized signatory

INSTRUCTION:
File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed. **Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.**

Notice to selling security holders - collection and use of personal information
The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions. This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions. The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent. Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission
4th Floor, 300 - 5th Avenue SW
Calgary, AB T2P 3C4
Attention: Information Officer
Telephone: (403) 297-6454
Facsimile: (403) 297-6156

British Columbia Securities Commission
P.O. Box 10142, Pacific Centre
701 West Georgia Street
Vancouver, B.C. V7Y 1L2
Attention: Manager, Financial and Insider Reporting
Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)
Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador
P.O. Box 8700
2nd Floor, West Block
Confederation Building
75 O'Leary Avenue
St. John's, NFLD A1B 4J6
Attention: Director of Securities
Telephone: (709) 729-4189
Facsimile: (709) 729-6187

Department of Justice, Northwest Territories
Legal Registries
P.O. Box 1320
1st Floor, 5009-49th Street
Yellowknife, NWT X1A 2L9
Attention: Director, Legal Registries
Telephone: (867) 873-7490
Facsimile: (867) 873-0243

Nova Scotia Securities Commission
2nd Floor, Joseph Howe Building
1690 Hollis Street
Halifax, NS B3J 3J9
Attention: Corporate Finance
Telephone: (902) 424-7768
Facsimile: (902) 424-4625

Department of Justice, Nunavut
Legal Registries Division
P.O. Box 1000 - Station 570
1st Floor, Brown Building
Iqaluit, NT X0A 0H0
Attention: Director, Legal Registries Division
Telephone: (867) 975-6190
Facsimile: (867) 975-6194

Ontario Securities Commission
Suite 1903, Box 55
20 Queen Street West
Toronto, ON M5H 3S8
Attention: Administrative Assistant to the Director of Corporate Finance
Telephone: (416) 593-8314
Facsimile: (416) 593-8177

Prince Edward Island Securities Office
Consumer, Corporate and Insurance Services Division
Office of the Attorney General
P.O. Box 2000
Charlottetown, PE C1A 7N8
Attention: Registrar of Securities
Telephone: (902) 368- 4550
Fax: (902) 368-5283

Saskatchewan Financial Services Commission
Securities Division
6th Floor, 1919 Saskatchewan Drive
Regina, SK S4P 3V7
Attention: Deputy Director, Legal
Telephone: (306) 787-5879
Facsimile: (306) 787-5899